1120578

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02032366

REGISTRANT'S NAME FJA AG

*CURRENT ADDRESS

PROCESSED
MAY 30 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5077 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/22/02

BRIEF ANNUAL REPORT
2001
FJA AG

SHAREHOLDERS' LETTER

KEY FIGURES

	2001 ,000 Euro	2000 ,000 Euro
Total output	111,945	83,403
EBITDA (Operating income before depreciation and amortization)	25,230	16,929
EBIT (Operating income)	20,556	13,915
EBT (Result before income taxes and minority interest)	22,216	15,038
Net income	13,616	8,726
Employees as of December 31	861	681

FJA SHARE PRICE IN RELATION TO THE NEMAX PERIOD: FEBRUARY 21, 2000 TO FEBRUARY 28, 2002



160
140
120
100
80
60
40
20
0
FJA
Nemax
Feb/ 00
Apr/ 00
Jun/ 00
Aug/ 00
Oct/ 00
Dec/ 00
Feb/ 01
Apr/ 01
Jun/ 01
Aug/ 01
Oct/ 01
Dec/ 01
Feb/ 02

**FILE NO.
82-5077**

Dear Shareholders,
Business Partners and Friends of FJA,

For FJA, the 2001 fiscal year again brought sustained success. With a total output of 111.9 million Euro and a net income of 13.6 million Euro, we once more set new records within the FJA Group. Despite continuing, heavy investment expenditure in 2001, with these figures we easily met our targets.

Bearing in mind the now adopted reform of private and company pension schemes in Germany, FJA decided at an early stage to invest heavily in its central standard software, Life Factory®. Accordingly, release family 3 of Life Factory® is shaped greatly by the corresponding new insurance products - in addition, of course, to the insurance products already established on the market. Release family 3 was realised using the well-proven client server technology, as was FJA's outsourcing offer for policy administration TPA® (Third-Party-Administration), also offered in 2001. The market response to FJA's offensive was very strong: in 2001 we won fourteen "Riester" orders, three of which took the form of TPA®, as well as several, separate major orders for Life Factory® in general.

However, our major concerns went beyond just acquiring orders for Life Factory®. Our endeavours were successful in a variety of areas: from large commissions to migrate insurance stock and the successful inauguration of our multi-sector policy administration system SymAss in Poland, to the supply of a brokerage portal for a life insurance company.

FJA's strategy in 2002 will be to consistently drive forward the successful strategy pursued in 2001 in general terms. This again means heavy investment. One red-letter day for FJA in 2002 will be the release of family 4 of Life Factory: this release family implements the unchanged technical content of release family 3 in new, thin-client technology.

FILE NO.
82-5077

MANAGEMENT REPORT

This technology is fully host-enabled and permits, with great flexibility, the incorporation of all business processes that can be conducted via the Internet. Fortunately, we can already attest to a very positive reception for this development.

So, besides the special situation as regards private and company pension provision in Germany, which will persist for a good few years to come, there is now another major incentive to buy Life Factory®, not just in Germany.

As we were in 2001, this year we will again ensure that a balanced portfolio of orders is obtained.

A number of new products are scheduled for market launch in 2002. Inter alia, from the middle of the year we will offer standard software for the administration of Riester premiums, an area in which the complexity of the legal requirements is particularly evident.

We believe we are, once again, well equipped for the year ahead and so we expect to be able to outperform the software sector, as indeed FJA usually does. However, it must be borne in mind that growth in the software sector in 2002 is expected to be much more muted than in 2001. Hence for 2002 our target for total output is 135 million Euro and 16.1 million Euro for net income after tax.

Thank you for your confidence in FJA.

M. Feilmeier

Prof. Dr. Manfred Feilmeier, CEO

Strong growth and profitability have characterised FJA's development since the company was formed. The 2001 fiscal year was no exception - a year marked by extraordinary political and economic events.

BUSINESS TREND

The market for insurance software in Germany in 2001 experienced an extraordinary demand, due to the pension reform in the field of private pension provision. The revision of pension provision laws placed entirely new demands on insurance companies' policy administration systems, necessitating adjustments to the existing software or the implementation of new DP systems. As FJA was quick to identify this development, preparing for these new demands in the previous year with the standard software FJA Life Factory®, we won numerous new orders in this area. This development opened up attractive opportunities, which supported the FJA Group's above-average growth. Against this backdrop, the IT Outsourcing division with Third-Party-Administration (TPA®) developed well. These generally favourable fundamentals enabled a 34% rise in total output, to 111.9 million Euro, and a 56% increase in net income after taxes, to 13.6 million Euro.

BALANCE SHEET STRUCTURE

The rise in business volume boosted the group balance sheet total by 13.3%, to 112.5 million Euro. The equity ratio is 79.7%.

SEGMENT REPORT

Besides its head office in Germany, FJA AG is represented by subsidiaries in Switzerland, Austria and the USA. It also has a majority holding of 80% in FJA OdaTeam in Slovenia.

In Germany, FJA benefited considerably from the boom in insurance software caused by the pensions reform. Having invested at an early stage in developing software solutions, capable of managing insurance products for both private and company pension schemes as a supplement to its core business with standard software FJA Life Factory, FJA won extensive orders in this new segment. Total output in Germany stood at 98.9 million Euro.

In Switzerland, we achieved a total output of 8.1 million Euro in the year under review.

Its business in Austria is primarily of strategic importance to FJA, to drive forward its expansion in Eastern Europe. A total output of 2.7 million Euro was achieved in Austria.

The standard software SymAss, developed in Slovenia, has now been developed further in the FJA Group and supplied to the newly-formed Polish subsidiary of Signal IDUNA Life Assurance in Danzig. In Slovenia, we generated a total output of 0.2 million Euro.

The business trend in the USA was in line with expectations in the first eight months of the reporting period. The product machine, the core product of FJA Life Factory, was adapted to the requirements of the American market, meeting with a positive response in specialist circles.

However, further marketing activities had to be put on hold following the events of 11 September, so we cannot expect new orders here until the situation returns to normal. Total output in the USA stood at 1.9 million Euro.

EXPENSES AND REVENUES

The increase in expenses reflected the growth in employee numbers.

The costs of purchased services changed only in line with the rate of inflation compared with the previous year. Prices for FJA software licences and invoiced consultancy services were adjusted to market developments and rose slightly in 2001.

RESEARCH & DEVELOPMENT AND INVESTMENTS

FJA further consolidated its position as market leader by investing heavily in enhancements to existing standard software and the development of new standard software. Infrastructure and premises were expanded to keep pace with this strong growth, and designed to accommodate further expansion.

As in previous years, FJA Life Factory provided one focus for enhancements to standard software. The emphasis was on adapting to the needs of private and company pension schemes. Important details of the legal provisions and implementation guidelines for the introduction of the Riester pensions were not available until the year-end, so further necessary adjustments to the standard software could not be undertaken until 2002. Hence we will need to make further investments in this area in 2002.

We continued to invest in Third-Party-Administration (TPA*) for outsourced administration of insurance policies. The first products were positioned on the market as the pensions reform took effect. Three insurance companies have already chosen FJA's IT outsourcing product and the systems are now in operation. FJA sees considerable market potential in this field.

As a further enhancement to the FJA product range in the field of company pension schemes, and to support providers of pension funds in the exchange of data with employers, FJA bAV Service GmbH has been established. Using modern Internet technology, this new FJA company offers a portal solution to control the flow of data between employers and insurance companies and to prepare data for further processing. As company pension schemes will gain steadily in importance over the next few years, we expect high demand for this new service.

To open up the promising market for private health care insurance, we invested heavily in FJA Health Factory*. The first implementation stage of this standard software has been successfully completed.

Investments in property, plant and equipment concentrated on procuring hardware and software, and office equipment and furnishings for personnel development, as well as on equipping a new, additional rented office building in Munich.

EMPLOYEES

In 2001, FJA again created many new jobs. The number of employees climbed from 681 (including approx. 10% freelance) in the previous year, to 861 (including approx. 7.5% freelance) as of 31.12.2001.

FJA's above-average growth and the expansion of its fields of business present a particular challenge when it comes to integrating new employees and employee training. In this process, FJA's training centre, the FJA Akademie GmbH, played an important role. The efficient integration of new employees into business processes and imparting specialist knowledge in line with market requirements are crucial to ensuring that our successful business development continues. In the still tight market for highly-qualified specialist employees, the company's attractiveness depends not only on a market-oriented remuneration system, but also increasingly on systematic and efficient personnel development measures. Our staff turnover rate, which was in any case low compared with the rest of the market, was further reduced in comparison with the previous year, confirming this personnel policy.

Winning and retaining employees is an important factor in the company's growth momentum. The program to recruit staff from amongst our employees' friends and acquaintances was continued with great success in 2001 and is now one of our most effective recruitment measures.

ORDERS POSITION

The orders position developed very well in 2001.

In the sphere of private and company pension provision, FJA benefited greatly from the boom in Germany triggered by the pensions reform. In this field of business, which will remain very important in coming years, a total of fourteen new orders were won. In this environment, the merits of the diverse range of products based around the core product FJA Life Factory*, which is available in three different operating forms, were proved: firstly as a central system of the insurer, covering all product requirements; secondly as an independent system that can be integrated with the insurer's other DP systems, and which covers specific product groups (e.g. "Riester contracts"), and thirdly as standardised Third-Party-Administration (TPA*), i.e. as an IT outsourcing solution for the administration of insurance contracts.

But even beyond the special economic trend triggered by the pensions reform, FJA's policy administration systems enjoyed strong demand. For instance, MLP-Lebensversicherungs AG Heidelberg commissioned FJA to further develop and supplement the FJA Life Factory* already installed. Westfälische Provinzialversicherung gave FJA a major order to create a new policy administration system. In addition, the Polish subsidiary of Signal IDUNA Versicherung acquired the FJA standard software SymAss for the management of life assurance, accident and property insurance policies.

The market environment for e-commerce systems changed significantly in the period under review. The new technologies are increasingly seen in the environment of established insurance companies, and less in financial portals. Against this backdrop, the cooperation with and participation in FinanzScout24 AG was ended by mutual agreement.

At the same time, Basler Versicherung commissioned FJA to expand its FJA financial portal software as a brokerage portal for Basler. This shows that we are successfully able to transfer this software, developed for the new economy, into an old economy sphere of application.

DIVIDEND AND EVENTS OF PARTICULAR IMPORTANCE

In accordance with the resolution of the AGM on 5 July 2001, all shareholders were paid a dividend of 0.40 Euro per share for the 2000 fiscal year. The Executive and Supervisory Boards will recommend to the AGM on 11 July 2002 that a dividend of 0.60 Euro be paid for the 2001 fiscal year. This is a 50% increase compared with the previous year.

The only change to the executive and supervisory organs was the appointment of a new departmental manager within the Executive Board at the start of the year. Dr. Rolf Schwaneberg, who has many years' experience in the area of personnel development, has been responsible for the Human Resources department since 1 January 2001.

There were no events of special significance after the end of the fiscal year.

FILE NO.
82-5077

RISKS

The growth potential of the FJA Group is, to a great extent, determined by how and to what extent the legal rules governing pension provision systems are implemented by insurance companies and financial service providers. This is particularly true of company pension schemes. Most companies are willing, in principle, to offer their employees a pension scheme and both the insurance industry and financial service providers have positioned appropriate products on the market. With its standard products, FJA supports all five methods for implementation of company pension schemes. It is to be assumed that the ongoing public debate on the necessity of new pension concepts will remain a source of positive impetus for this field of business.

The rapid development of information technology and fast movement on the markets generally brings the risk of failing to identify trends early enough, and incorrectly assessing innovations.

Through close customer contact, taking the view of a business relationship as a partnership, and by carefully observing the markets, FJA gears its standard software and services to changing market needs. It is aided in this by the experience gained from internal development and pilot projects, which gives FJA a head start to further consolidate the technological lead of its products.

Our internal information systems have been adapted to cope with greater demands. The Planning and Control area has been expanded, to ensure early identification of risk areas and accommodate the greater need for information created by the penetration of new areas of business and the need to look after foreign subsidiaries. Internal project audit has been reinforced as an additional risk management tool.

There is intense competition for qualified staff, creating cost risks in addition to those born of competitive pressure on the markets. Moreover, the momentum of the FJA Group's strong growth demands particular efforts to integrate new employees and guarantee internal knowledge transfer. As a learning organisation, FJA sets store not only on expanding its expertise by taking on new employees, but also on developing and training existing FJA employees. Current emphases of internal training are methodical training sessions for work on FJA projects and specialist training in software development for the business processes of insurance companies.

The currency switch in the Euro zone countries has created neither internal risks, nor risks for our customers.

OUTLOOK

Over the coming years FJA will continue to benefit greatly from the boom created by the reform of private and company pension schemes. In the area of company pension schemes in particular, demand from pension funds for FJA's software solutions is likely to continue to rise. The new range of services offered by the newly-formed FJA bAV Service GmbH is a further source of growth potential.

But quite apart from the so-called Riester products, demographic trends in Germany will ensure increased demand for the standard FJA Life Factory® software in future. In a move to tap into additional customer potential, 2002 will see the transition to a new thin-client based generation of FJA Life Factory® based on the functionality now in place. This technology provides the prerequisites for host-based use and for full integration of all web-based application options.

Our objective is to further consolidate FJA's position as the market leader for insurance software in our core market, Central Europe, and together with our customers, drive forward the opening up of growth markets in Eastern Europe and the USA.

Besides geographical expansion, we see great growth potential in opening up additional lines of insurance business, above all health insurance. Given the steadily rising average age of the German population and the associated, steady increase in expenditure by health insurance companies, we can expect a reform in this area in the foreseeable future, which will entail a considerable restructuring of the insurance system. This will necessitate new software solutions, which can depict and implement the new processes and structures.

The further development of FJA Health Factory® marks an important step towards our occupation of the promising health insurance field.

FILE NO.
82-5077

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT (IAS) FOR FISCAL YEARS JANUARY 1 TO DECEMBER 31, 2001 AND 2000

	Jan 1 until Dec 31, 2001 ,000 Euro	Jan 1 until Dec 31, 2000 ,000 Euro
Revenues	94,941	84,660
Changes in inventories of finished goods and work in progress	17,004	- 1,257
Total output	111,945	83,403
Cost of services and purchased materials	- 9,943	- 5,924
Personnel expenses	- 56,231	- 42,730
Other operating income	3,306	2,251
Other operating expenses	- 23,846	- 20,072
Depreciation and amortization	- 4,675	- 3,013
Operating income	20,556	13,915
Interest income and expenditure	1,748	1,163
Income expense from investments and participations	27	- 26
Foreign currency exchange gains / losses	- 115	- 6
Other income / expenses	0	- 8
Result before income taxes and minority interest	22,216	15,038
Income tax	- 8,582	- 6,313
Result before minority interest	13,634	8,725
Minority interest	- 18	1
Net income	**13,616**	**8,726**
Earnings per share (basic)	1.78	1.17
Earnings per share (diluted)	1.78	1.17
Weighted average shares outstanding (basic)	7,650,000	7,469,187
Weighted average shares outstanding (diluted)	7,655,926	7,469,187

Quarterly result on following page

CONSOLIDATED PROFIT AND LOSS ACCOUNT (IAS) FOR QUARTERLY PERIOD OCTOBER 1 TO DECEMBER 31, 2001 AND 2000 (4TH QUARTER 2001)

	Oct 1 until Dec 31, 2001 ,000 Euro	Oct 1 until Dec 31, 2000 ,000 Euro
Revenues	25,432	24,166
Changes in inventories of finished goods and work in progress	4,567	-791
Total output	29,999	23.375
Cost of services and purchased materials	-2,309	-1,573
Personnel expenses	-15,369	-12,253
Other operating income	1,926	965
Other operating expenses	-5,769	-5,488
Depreciation and amortization	-1,322	-838
Operating income	7,156	4,188
Interest income and expenditure	593	316
Income expense from investments and participations	27	-5
Foreign currency exchange gains / losses	-113	27
Other income / expenses	0	-8
Result before income taxes and minority interest	7,663	4,518
Income tax	-2,482	-2,085
Result before minority interest	5,181	2,433
Minority interest	-5	1
Net income	**5,176**	**2,434**
Earnings per share (basic)	0.68	0.32
Earnings per share (diluted)	0.68	0.32
Weighted average shares outstanding (basic)	7,650,000	7,650,000
Weighted average shares outstanding (diluted)	7,650,000	7,650,000

FILE NO.
82-5077

CONSOLIDATED BALANCE SHEET (IAS)
FOR FISCAL YEARS
AS OF DECEMBER 31, 2001 AND 2000

Assets	**2001 ,000 Euro**	2000 ,000 Euro
Current assets		
Cash and cash equivalents	7,730	14,710
Marketable securites	35,232	37,319
Trade accounts receivable	26,135	25,472
Inventories	22,384	5,397
Prepaid expenses and other current assets	3,903	2,819
	95,384	**85,717**
Fixed assets		
Property, plant and equipment	12,382	6,577
Investments	50	2,065
Goodwill	4,126	4,230
Deferred tax asset	270	428
Other assets	316	329
	17,144	**13,629**
Total assets	**112,528**	**99,346**

Table continued on following page

FILE NO.
82-5077

CONSOLIDATED BALANCE SHEET (IAS)
FOR FISCAL YEARS
AS OF DECEMBER 31, 2001 AND 2000

Liabilities and shareholders' equity	2001 ,000 Euro	2000 ,000 Euro
Current liabilities		
Short-term debt and current portion of long-term debt	452	452
Trade accounts payable	1,793	386
Accrued expenses	8,282	10,171
Income tax payable	5,612	2,056
Other current liabilities	4,013	3,958
	20,152	**17,023**
Long-term debt		
Long-term debt	903	1,355
Deferred taxes	627	618
Pension accrual	1,044	949
Minority interest	66	20
	2,640	**2,942**
Shareholders' equity		
Share capital	7,650	7,650
Capital reserves	53,946	53,946
Retained earnings	28,250	17,706
Other, such as: Consolidated profit reserves, Difference due to currency conversion	-110	79
	89,736	**79,381**
Total liabilities and shareholders' equity	**112,528**	**99,346**

FILE NO.
82-5077

CONSOLIDATED CASH FLOW STATEMENT (IAS)
FOR FISCAL YEARS
JANUARY 1 TO DECEMBER 31, 2001 AND 2000

	2001 ,000 Euro	2000 ,000 Euro
Cash flow from operating activities		
Profit before income tax		
Net income (after tax)	13,616	8,725
Income tax	8,582	6,313
	=22,198	**=15,038**
Adjustments:		
Depreciation of intangible and tangible fixed assets	4,675	3,013
Depreciation of financial assets	0	53
Loss from disposal of financial assets	1,534	0
Depreciation of marketable securities	0	8
Income from subsidiaries and affiliates	- 27	27
Increase in pension provisions	94	214
Interest income	- 1,862	- 1,456
Interest expenditure	113	294
Changes in:		
Inventories	-16,986	1,233
Trade accounts receivable	- 663	- 5,373
Other assets and deferred items	- 571	- 867
Other provisions	- 1,888	1,884
Trade accounts payable	1,407	- 850
Other liabilities and deferred liablities	55	- 166
Income tax paid	-4,565	- 3,966
	3,514	**9,086**

Table continued on following page

CONSOLIDATED CASH FLOW STATEMENT (IAS) FOR FISCAL YEARS JANUARY 1 TO DECEMBER 31, 2001 AND 2000

	2001 ,000 Euro	2000 ,000 Euro
Cash flow from investing activities		
Disposal / Acquisition of marketable securities	1,455	- 37,321
Cash outflow due to acquisition of OdaTeam	- 468	- 1,284
Investments in financial assets	- 3	- 2,045
Cash inflow due to disposal of tangible assets	511	0
Investments in tangible assets	- 10,218	- 4,521
Cash inflow due to disposal to tangible assets	331	204
	- 8,392	**- 44,967**
Cash flow from financing activities		
Additions to equity capital	0	56,390
Costs of IPO	0	- 3,415
Repayment of short-term financial debts	- 452	- 3,307
Dividends	- 3,072	- 1,877
Interest received	1,362	1,456
Interest paid	- 113	- 294
	- 2,275	**48,953**
Exchange rate related and other changes not relevant for cash flow	**173**	**16**
Change in liquid assets	**- 6,980**	**13,088**
Cash & cash equivalents at beginning of period	14,710	1,622
Cash & cash equivalents at end of period	7,730	14,710
Cash & cash equivalents +investments at beginning of period	52,029	1,678
Cash & cash equivalents +investments at end of period	42,962	52,029

EQUITY CAPITAL (IAS)
FOR THE FISCAL YEAR
JANUARY 1 TO DECEMBER 31, 2001

Shareholders' equity	Subscribed capital ,000 Euro	Capital reserves ,000 Euro	Group profit ,000 Euro	Other ,000 Euro	Equity capital ,000 Euro
As of January 1, 2001	7,650	53,946	17,706	79	79,381
Dividends			-3,072		-3,072
Consolidated profit			13,616		13,616
Other, such as: Consolidated profit reserves, Difference due to currency conversion				-189	-189
As of December 31, 2001	7,650	53,946	28,250	-110	89,736

FJA SHARE

Stock exchange segment	Neuer Markt, Frankfurt
Number of shares	7,650,000
German code (WKN)	513 010
ISIN	DE0005130108
IPO	February 21, 2000
Associated Index	CDAX, NEMAX 50 STOXX, FTSE ETX

DIRECTOR HOLDINGS AS OF DECEMBER 31, 2001

	Number of shares	Stock Options
Executive Board		
Prof. Dr. Manfred Feilmeier	1,946,947	12,000
Michael Junker	1,946,947	12,000
Rainer W. G. Herbers	66,447	12,000
Dr. Thomas Meindl	28,506	12,000
Dr. Rolf Schwaneberg	--	6,000
Supervisory Board		
Prof. Dr. Elmar Helten	51,034	--
Prof. Dr. Helmut Köhler	1,285	--
Thomas Nievergelt	52	--

ADDRESS

FJA AG
Leonhard-Moll-Bogen 10
D-81373 Munich
Phone: +49 89 76901-0
Fax: +49 89 7698813

Internet: www.fja.com

CONTACT

Investor Relations

Dr. Thomas Meindl
Chief Financial Officer
Phone: +49 89 76901-144
E-Mail: investor.relations@fja.com